October 30, 2019

Gerasimos Kalogiratos
Chief Executive Officer
Capital Product Partners L.P.
3 Iassonos Street
Piraeus, 18537 Greece

       Re: Capital Product Partners L.P.
           Registration Statement on Form F-3
           Filed October 25, 2019
           File No. 333-234318

Dear Mr. Kalogiratos:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:    Richard Pollack